Apex Farms Corp.

1105 Monterey Place

Wilmington, DE 19809

June 11, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Susan Block

Re:Apex Farms Corp.

Offering Statement on Form 1-A/A

Post-qualification Amendment No. 1

Filed May 16, 2019

File No. 024-10856

Dear Ms. Block:

We hereby submit the response of Apex Farms Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 10, 2019, providing the Staff’s comment with respect to the Company’s Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A/A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 1 to Form 1-A filed May 16, 2019

Going Concern, page 3

1.Please update to include your cash on hand as of the most recent practicable date, and update your monthly burn rate, if applicable.

Response: We have updated the Offering Statement to provide our cash on hand as of May 31, 2019.

Termination of the offering, page 4

2.Please clarify if the termination of the offering is one year after the Form 1-A was qualified or one year after this post-qualification amendment is qualified, or advise.

Response: We have revised the Offering Statement to clarify that the offering will terminate one year after the post-qualification amendment is qualified.

Posting Agreement, page 17

3.We note that you entered into a Posting Agreement with StartEngine Crowdfunding, Inc. Please clarify if the company pays StartEngine Crowdfunding the cash payment of $50 per investor.

Response: We have revised the Offering Statement to clarify that the $50 per investor cash payment will be paid by the Company.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters relating to the Offering Statement, please contact the undersigned at (302) 307-3668 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Apex Farms Corp.

By: /s/ Alexander M. Woods-Leo

     Alexander M. Woods-Leo

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.